UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY
“VIMPEL-COMMUNICATIONS”
(Registrant)

Date: September 3, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

VIMPELCOM LAUNCHES NEW BEELINE BUSINESS BRAND

Moscow and New York (September 3, 2008)—Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP) announced today the launch of the ‘Beeline Business’ brand for the Russian corporate market.

All the products and services provided to corporate clients by Golden Telecom and Corbina Telecom will be offered under the new single brand.

Alexander Izosimov, CEO of VimpelCom, said, “Today we want to say to the market that the integration is close to completion and we are working as one team now. Providing services under the single brand we are strengthening our competitive advantages and are ready to serve all the needs of business customers”.

“The launch of ‘Beeline Business’ means that we are an integrated operator which provides its clients with a wide range of telecom solutions. Business customers will soon find it natural to receive different types of communications services from one vendor that will help to make their business more successful”, said Jean-Pierre Vandromme, the Executive Vice President for Russian Operations of VimpelCom.

After the integration VimpelCom is becoming an operator which provides a full spectrum of telecom services*. Working under the strong single brand the Company will focus on offering corporate clients a unified high quality services across the whole Russia.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, in territories with a total population of about 250 million. The Group companies provide services under the “Beeline” brand. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

*	According to J’Son and Partners’ report as of August 29, 2008

For more information, please contact:

Alexander Boreyko
VimpelCom
Tel: 7 (495) 910-5977
Investor_Relations@vimpelcom.com